NEWS RELEASE

BELLECHASSE PROJECT DIAMOND DRILLING UPDATE

Toronto, ON – September 27, 2007: **GOLDEN HOPE MINES LTD. (GNH: TSX-V; GOLHF - PK)** Golden Hope Mines announces the transfer of its diamond drill rig from its Sweet Zone gold target located in Panet Township to its Coucou volcanogenic massive sulfide target located in Ware Township in southeastern Quebec.

3 NQ size diamond drill holes have been completed on the Sweet Zone totaling 376 meters (1,234ft). As mentioned in our September 17th press release, this target was selected based on its geophysical signature and has subsequently proven to be an early intrusive which has the potential for hosting gold mineralization. The drill core showed quartz veining and visible sulphides typical of the gold mineralization style in the area. The drill core has been sawed in half - half of the core was secure packed and shipped for analysis to an accredited laboratory and the remaining half core maintained for future reference.

The drill rig has now been moved into Ware Township to test the Coucou target. The target is a pre-Taconic extrusive complex that was identified and staked during a regional prospecting program. The partially exposed zone is composed of brecciated silicified volcanic rocks that have been traced over an approximate 700 meter (2,300ft) strike length and 200 meter (656ft) width and has shown to contain visible sulfides. The most altered and mineralized part of the exposed zone has been traced over a distance of 200 meters (656ft) and width of 90 meters (295ft) and has now been mapped in detail and subsequently sampled. The full lateral surface extension of the extrusive complex has not yet been established due to overburden cover but is continuing. Diamond drilling will begin today to test the depth continuity of the zone, degree of alteration and extent of sulfide mineralization. The surface samples have been secure packed and shipped to an accredited laboratory. All analytical results will be announced as received from the laboratory.

The Company wishes to report that Mr. Theodore Polisuk has resigned from his position as Chairman of the Board and director of Golden Hope Mines effective immediately to focus his efforts on his law practice. The Board of Directors wishes to thank Mr. Polisuk for his many years of service to the Company and wishes him all the best in his future endeavors.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information regarding Golden Hope Mines Ltd., please refer to the Company's filings available on SEDAR (Http://www.sedar.com) or visit the company's website at www.goldenhopemines.com

Contact:
Louis Hoël,
President
416-521-6362

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